UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Decrease of 43.5% for the Month of January

GUADALAJARA, Mexico, Feb. 04, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of January 2021, compared to traffic figures for January 2020.

For January 2021, the total number of terminal passengers at GAP’s 14 airports decreased by 43.5%, compared to the same period of the previous year. Domestic passenger traffic decreased by 30.6%, while international passenger traffic decreased by 57.0%.

With regards to national operations in our 12 Mexican airports, the airlines have continued to gradually increase operations since the beginning of the pandemic. Regarding the international traffic, beginning on January 26, 2021, the United States requests that travelers must present a negative Covid test for entry into that country, while Canada announced the suspension of all flights from Mexico and the Caribbean until April 30 of this year. At this point, we do not know the effects that these measures will have on passenger traffic at our 14 airports.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Jan-20	Jan-21	% Change
Guadalajara	878.0	526.7	(40.0%)
Tijuana*	510.7	468.6	(8.3%)
Los Cabos	152.1	121.6	(20.1%)
Puerto Vallarta	148.7	95.6	(35.7%)
Guanajuato	168.0	99.4	(40.8%)
Montego Bay	0.6	0.0	(100.0%)
Hermosillo	148.8	80.1	(46.2%)
Morelia	48.6	41.2	(15.2%)
Mexicali	110.4	68.7	(37.8%)
La Paz	79.3	57.7	(27.2%)
Aguascalientes	53.7	34.7	(35.4%)
Kingston	0.8	0.1	(92.6%)
Los Mochis	32.2	24.9	(22.7%)
Manzanillo	9.1	5.8	(36.7%)
Total	2,341.1	1,625.0	(30.6%)

International Terminal Passengers – 14 airports (in thousands):

Airport	Jan-20	Jan-21	% Change
Guadalajara	423.7	262.5	(38.0%)
Tijuana*	300.4	154.0	(48.7%)
Los Cabos	354.8	172.0	(51.5%)
Puerto Vallarta	405.8	123.9	(69.5%)
Guanajuato	66.8	39.3	(41.1%)
Montego Bay	445.1	99.6	(77.6%)
Hermosillo	7.9	7.0	(10.8%)
Morelia	42.9	34.4	(19.8%)
Mexicali	0.6	0.2	(64.2%)
La Paz	1.1	1.3	20.6%
Aguascalientes	21.2	16.0	(24.8%)
Kingston	158.5	48.7	(69.3%)
Los Mochis	0.6	0.6	(8.2%)
Manzanillo	10.9	3.4	(68.8%)
Total	2,240.2	962.9	(57.0%)

Total Terminal Passengers – 14 airports (in thousands):

Airport	Jan-20	Jan-21	% Change
Guadalajara	1,301.7	789.2	(39.4%)
Tijuana*	811.2	622.5	(23.3%)
Los Cabos	507.0	293.6	(42.1%)
Puerto Vallarta	554.4	219.5	(60.4%)
Guanajuato	234.9	138.8	(40.9%)
Montego Bay	445.7	99.6	(77.6%)
Hermosillo	156.7	87.1	(44.4%)
Morelia	91.6	75.7	(17.4%)
Mexicali	111.0	68.9	(37.9%)
La Paz	80.4	59.0	(26.5%)
Aguascalientes	74.9	50.7	(32.4%)
Kingston	159.2	48.7	(69.4%)
Los Mochis	32.8	25.4	(22.5%)
Manzanillo	20.0	9.1	(54.2%)
Total	4,581.3	2,587.9	(43.5%)
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Jan-20	Jan-21	% Change
Tijuana	297.2	152.7	(48.6%)

Highlights for the Period:

  During 2021, traffic trends in the Mexican airports continue to strengthen, presenting a 38.7% decrease in January, compared to a 42.5% decrease in December 2020.

  The number of seats available during January 2021 declined by 13.3% compared to January 2020; load factors for the month went from 79.8% in January 2020 to 56.6%% in January 2021.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR, Finance and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 4, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer